17004505

COMMISSION
49

SEC
Mail Processing
Section

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

FEB 14 2017

Washington DC
406

## FACING PAGE

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| SEC FILE NUMBER |
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| 8-48578 |

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithiumSmith + Brown
(Name - if individual, state last, first, middle name)

1411 Broadway 9th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

cm

awb

## Finantia USA Ltd.

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AFFIRMATION**

**I, Filipe Marques, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Ltd. at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

Filipe Miguel Dias Marques

**Signature**

**CCO**

**Title**

**Subscribed and sworn to before me**

Lilian de Pinho

**LILIAN DE PINHO**
**Notary Public, State of New York**
**No. 01DE6187369**
**Qualified in New York County**
**Commission Expires June ~~2, 2012~~**
10/20/2020
LP

# Finantia USA Ltd.
## Index
## December 31, 2016

Page(s)

withum
AUDIT TAX ADVISORY

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholder of
Finantia USA Ltd.

We have audited the accompanying statement of financial condition of Finantia USA Ltd. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Finantia USA Ltd. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 10, 2017

**WithumSmith+Brown, PC** One Spring Street, New Brunswick, New Jersey 08901-2276 **T** (732) 828 1614 **F** (732) 828 5156 **withum.com**

# Finantia USA Ltd.
## Statement of Financial Condition
## December 31, 2016

| | |
|---|---|
| **Assets** | |
| Cash | $ 1,852,777 |
| Due from customers | 49,361 |
| Fail to deliver | 893,380 |
| Due from affiliates | 307,773 |
| Leasehold improvements, furniture and equipment (net of accumulated amortization and depreciation of $255,603) | 3,010 |
| Security deposit | 99,216 |
| Deferred tax asset | 56,600 |
| Other assets | 20,905 |
| Total assets | $ 3,283,022 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Due to customers | $ 941,040 |
| Accrued expenses and other liabilities | 66,664 |
| Total liabilities | 1,007,704 |
| Stockholder's Equity: | |
| Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding) | 2 |
| Additional paid-in capital | 514,219 |
| Retained earnings | 1,761,097 |
| Total stockholder's equity | 2,275,318 |
| Total liabilities and stockholder's equity | $ 3,283,022 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliates and remitted to the Company periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

### Cash

Cash deposits are held at one New York financial institutions and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

### Leasehold Improvements and Equipment

Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

### Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

## 3. Customer Transactions

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

## 4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2016, the Company had net capital of approximately $1,670,000 which exceeded the required net capital by approximately $1,420,000.

## 5. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

| | |
|---|---|
| Furniture | $ 43,914 |
| Equipment | 14,833 |
| Leasehold Improvements | 199,866 |
| | 258,613 |
| Less: accumulated depreciation | (255,603) |
| | $ 3,010 |

## 6. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2019. The future minimum annual payments at December 31, 2016 under this agreement are approximately:

| Year Ending December 31, | Total Commitments |
|---|---|
| 2017 | $ 190,000 |
| 2018 | 190,000 |
| 2019 | 143,000 |
| | $ 523,000 |

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $99,216 relating to the lease.

## 7. Income Taxes

Deferred tax assets relate to differences between book and tax relative to depreciation and deferred rent expense. The statutory rate differs from the effective rate primarily due to the effects of state and local taxes and the change in federal deferred tax rates.

# Finantia USA Ltd.

**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the**
**Securities Exchange Act of 1934**
**December 31, 2016**